Filed by The Nasdaq Stock Market,
Inc. pursuant to Rule 425 under
the Securities Act of 1933, as
amended, and deemed
filed pursuant to Rule 14a-12
under the Securities Exchange Act
of 1934, as amended.

Subject Company: OMX AB

(Commission File No. 132-02618)

Transcript of Press Conference

NASDAQ

Moderator: Bethany Sherman

September 20, 2007

7:45 a.m. CT

Operator: Good morning and thank you for joining the NASDAQ press conference. All participants will be in a listen only mode until the question and answer session. To ask a question, please press star one.

This conference is being recorded. If you have any objections please disconnect at this time.

Your host for today’s conference is Bethany Sherman, Senior Vice President of Corporate Communications for NASDAQ. You may begin, Ma’am.

Bethany Sherman: Hello, good morning everyone. This is Bethany. I have Bob Greifeld on the line with us, President and CEO of the NASDAQ stock market, and I am here with David Warren, our chief financial officer.

Bob, would you make some brief remarks, and then we’re going to quickly open up for Q&A, so Bob I’ll turn it over to you.

Robert Greifeld: Great. Thank you, Bethany. I’ll just open up by saying that this transaction is the transaction we announced in May 25 – on May 25 of this year, plus it is the sale of the London stake at its superior price and a great return on our investment, plus it’s an exciting new joint venture with DIFX, which will be positioned, I think uniquely positioned to service the growing capital markets needs in the emerging markets.

With respect to the first transaction, I remind you that that was a compelling transaction for us. We’re – we have the ability to bring additional liquidity into the Nordic marketplace as we tied our American liquidity providers into that marketplace.

Plus we saw the ((inaudible)) platform, being both people, technology systems and physical assets being a great platform for launching efforts that will present themselves efforts and opportunities that will present themselves in the post ((inaudible)) environment.

So that being said, this is a triple win transaction for NASDAQ and we look forward to the days ahead as we execute upon the plans and divisions that we’ve laid out today. With that I’ll turn it over to questions, Bethany.

Bethany Sherman: Thank you. Operator, if we can open up the lines for questions.

Operator: Yes, ma’am. To ask a question at this time, you may do so by pressing star one on your touch tone telephone and if you are using a speakerphone, please make sure that your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one and we’ll pause momentarily to assemble our queue.

We’ll go first to Isabelle Clary with Crane Communications.

Isabelle Clary: I want to mention, Bob, it’s a great deal.

Robert Greifeld: Thank you, Isabelle. Good to hear you again.

Isabelle Clary: So I have a little bit of a feeling that it’s going through the ((inaudible)) the projects all over again. That was going to be all over the world. It didn’t work, so the regulatory environment has changed. What do you think is making such deals possible while they were not feasible seven years ago?

Robert Greifeld: Well one, it is, the deals that we are contemplating here is seeking very strong partners where, in the case of OMX we have synergies between the respective organizations and those synergies by themselves are enough to support the transaction price, and when I refer to synergies, I refer to expense synergies unless otherwise noted.

So that’s the fundamental ((inaudible)) I’m trying to do, de novo development of markets, so the OMX transaction, a huge partnership opportunity, great opportunities for greater efficiency and you also have what you didn’t have back seven years ago: a different regulatory climate which will encourage increased competition.

Same logic with respect to our joint venture with DIFX, you know, they are obviously established in the region. They have their relationships in the region. They’ve been incredibly successful with DFM and we see just great opportunities.

We know that we couldn’t do it ourselves. We have no plans to do it ourselves, but clearly in this combination we have all the necessary ingredients for success.

Isabelle Clary: Thank you.

Operator: We’ll take our next question from Aaron Lucchetti with Wall Street Journal.

Aaron Lucchetti: Hi, Bob. Good afternoon.

Robert Greifeld: How are we doing there, Aaron?

Aaron Lucchetti: Good, good. Thanks for taking the call. I’ve got a question about the trust, and then I had one other, broader question. When you add the trust shares together with the 19.9 percent, what’s the total ownership of the trust Borse Dubai and NASDAQ after the deal closes?

Robert Greifeld: I don’t want to quote an exact percentage. I don’t have it in front of me, but I’m thinking it’s around seven or eight percent. The important thing to notice with the trust is the trust, you know, will be sold into the marketplace in the appropriate time and place.

And it’s for the economic benefit of Borse Dubai. They don’t have any voting interest in it, and it is, you know, the combined intention of the parties to put that out into the public market in due course.

Aaron Lucchetti: And who decides when it will be put out, or how it will be put out – sold?

Robert Greifeld: Basically Dubai does in consultation with us. The shares, when they’re in the trust, will vote according to the pro rata portion of the balance of other shares.

Aaron Lucchetti: And then more broadly, could you ((inaudible)) a little bit more about your plans to convince politicians and policymakers here in the U.S. that this is a good deal and maybe a little bit more about the CFIUS review, what that will entail and what you…

Robert Greifeld: Sure. What one is we’ve had some outreach to politicians today and their response has been very favorable, and I think you’ll see that surfacing in the days and weeks to come.

And that we first and foremost recognize that it’s our job to communicate the merits of the transaction to the policymakers, to the legislators, to the regulators, and you know, on two fronts we’ve got a clear path.

You know, one is this deal is structured to fit within the guidelines of the SEC and those guidelines were established to allow organizations to take in a variety of investors, so Borse Dubai, while they’ll own 19.9, will only have voting rights of up to five percent, so I think that is a dominant fact.

The second is that this is obviously, for NASDAQ it’s good for New York, and it’s good for the U.S. capital market system, and that will become apparent as we communicate this, so this will strengthen our hand with international listings; make the U.S. a more attractive place to come, so these are all good things

The CFIUS review; we’re doing it on a voluntary basis. There’s different time frames associated with it, but what’s favorable about the process is there are dates certain where the review has to be completed, so we think the review will be completed in the time frame of the other regulatory efforts that, you know, we have to go through to get this done.

Aaron Lucchetti: And have any other changes had to do with CFIUS review that you know of?

Robert Greifeld: Not that I’m aware of, but I haven’t studied that issue for too long.

Aaron Lucchetti: Thanks very much. I appreciate it, Bob.

Robert Greifeld: Thank you, Aaron.

Operator: As a reminder, ladies and gentlemen, that is star one at this time for questions and we’ll go next to Edgar Ortega with Bloomberg.

Edgar Ortega: Good afternoon, I guess where you guys are at.

Robert Greifeld: Yes, it is good afternoon.

Edgar Ortega: I wanted to see if you might be able to elaborate a little bit on your remarks during the analyst conference call about how this came together.

You mentioned that you realized that the interests were parallel. The interests in the ((inaudible)), but still just trying to get more detail on, you know, perhaps when conversations went from gosh how am I going to perhaps outmaneuver or outbid Borse Dubai to how do we structure an agreement that works for us?

Robert Greifeld: Great! You know, the story there is a human interest thing. One is I have to give the media credit because there were one or two stories that said that these two organizations are natural competitors.

Maybe they should talk, and what happened after that is we had a phone call from somebody who knew us and the Borse Dubai folks in common and basically suggested the same thing.

And from there, you know, we had a phone call with the fellows from Borse Dubai and the conversations got increasingly serious until the last three or four days where they’re obviously very serious, and I’d say the process started about a week after they had launched their bid.

Edgar Ortega: OK, so really in three weeks, more or less, you kind of brought it all together.

Robert Greifeld: Yes.

Edgar Ortega: Pardon, perhaps the, you know, I’ll betray my ignorance here a little bit, but might this be also complicated? Is there, perhaps, too many moving parts to this deal? Do you think, perhaps, the execution risk or perhaps the regulatory risk of having everything come together just at the right time, just with the right mechanics, you know, is that likelihood more difficult now?

Robert Greifeld: We don’t believe so. When you look at this transaction, or the three transactions, the LSE sale is essentially done. The trade will settle early next week, and then we will pay down debt and then decide when to start buying back shares.

On the OMX transaction we have been in process with that transaction from a regulatory point of view, and the change of the deal mechanics, based upon our agreement with Borse Dubai, does not impact, you know, that process, so we haven’t lost any time there.

We clearly have picked up an additional CFIUS review, but as I said before, I think we can have that completed within the normal life span of the process.

And then on the joint venture with Borse Dubai we feel one, I say the agreement’s hardwired so that it doesn’t close until the OMX transaction does and we think that has its own fairly straightforward process for us to be in a position to make that happen.

So we have a clear path to the end line in each of the three transactions.

Edgar Ortega: OK, so your sense is that execution risk here is about even to what you outlined in May, though you’re, as you put it, sort of adding two other aspects, or at least one other aspect, to the May 25 deal that you announced.

Robert Greifeld: Right, and I’m being very upfront in that, you know, it’s our obligation to communicate to the legislators, the regulators, the logic of the deal, how this deal will benefit the U.S. capital markets and the protections that are in place with the existing structure, so that will take time and that will take effort, but we’re obviously prepared to do that.

Edgar Ortega: Did you, is the right way to think about your regulatory review at this moment that you add just the CFIUS review, or have you had to – or do you think that you’ve basically, the efforts that you’ve gone through in trying to talk to regulators about the OMX transaction initially took a step back now that there are all these other parts to…? Do you have to start all over…

Robert Greifeld: No

Edgar Ortega: …all over again kind of selling the deal?

Robert Greifeld: No, we do not. We do not. You know, we have to made amendments to our S-4 filing in the states, but with respect to the regulatory review, we are the operational control of the combined enterprise.

Borse Dubai is a, you know, minority shareholder, so from their review of ((inaudible)) you know, the NASDAQ management and the NASDAQ operational structure so that this transaction doesn’t impact that at all, and, you know, therefore should not impact the review.

Edgar Ortega: Great. Just last one, kind of housekeeping. In the past you had mentioned that you might seek to schedule a shareholder vote on the OMX deal by the end of October, perhaps early part of November.

Does that still stand, and might you comment on Qatar’s recommendation to date, you know, for OMX shareholders to take no action on that vote?

Robert Greifeld: Well, you know, I think the shareholder vote, and I’m guessing. I don’t have the calendar in front of me, but I think the shareholder vote is certainly moved back by, you know, 30, 45 days from the dates that you described, and with respect to the second question, we obviously don’t have any comment.

Edgar Ortega: OK. Thank you very much.

Robert Greifeld: Thank you.

Operator: With no further questions in the queue, I’d like to offer everyone one final opportunity to signal for a question at this time. It is star one, and we’ll pause for just another moment. We’ll take a follow up from Isabelle Clary with Crane Communications.

Isabelle Clary: Bob, sorry to bother you again, but Qatar seems to be very down from trying to derail that deal and up the antes. What do you think are the odds of that challenge succeeding?

Robert Greifeld: Well, you know, I think the whole process of working within the exchange regulatory structure is hard for somebody uninitiated to it to come into, but I focus on obviously the industrial logic of our transaction, and ((inaudible)) makes sense to, I think ((inaudible)).

I think our fundamental job is not to worry about others and make sure we convey the message of what, you know, our initiative for the combined …

Isabelle Clary: Thank you very much.

Robert Greifeld: Thank you.

Isabelle Clary: Goodbye.

Operator: And with no further questions in the queue at this time, I’d like to turn the conference back over for any additional or closing remarks.

Robert Greifeld: Bethany, I think I’ve spoken my piece. I’ll turn it over to you.

Bethany Sherman: Thanks Bob. ‘Bye! I think that concludes our call. Thank you, everyone for joining, and I can be reached on my regular office line or cell line. Thanks very much.

Robert Greifeld: Thank you.

Operator: Again, this does conclude today’s conference, ladies and gentlemen. Thank you for your participation and you may disconnect at this time.

END

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. The parties caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the transactions contemplated by NASDAQ’s agreements with Bourse Dubai and OMX, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions, the proposed uses of proceeds from the sale of the LSE stake and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it becomes available, as well as other applicable documents regarding the proposed business combination transaction , because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.